                           QUARTERLY REPORT 1Q, 2005









(LOGO) GERDAU AMERISTEEL

VISION, MISSION AND VALUES



VISION
To be recognized as the most successful company in the steel industry.


MISSION
To create value for our customers, employees, shareholders and communities through the engagement of people and excellence of operations.


VALUES
o    Safety
o    Integrity
o    Customer Driven Culture
o    Investment in People, Processes, and Technology
o    Engaged Employees
o    Open Communication
o    Community and Environmental Awareness
o    Profitability

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

In this discussion, "Gerdau Ameristeel" and the "Company" refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures. This report contains forward-looking information with respect to the Company's operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Gerdau Ameristeel's 2004 Annual Report the Company's financial results are presented in United States dollars and in accordance with United States generally accepted accounting principles ("GAAP").

OVERVIEW

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through a vertically integrated network of 15 minimills (including one 50%-owned minimill), 16 scrap recycling facilities and 42 downstream operations (including two 50% owned joint ventures), the Company primarily serves customers in the eastern two-thirds of North America. The Company's products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers, for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Over 90% of the raw material feed for the minimill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America.

BUSINESS UNIT SEGMENTS

Gerdau Ameristeel is organized with two business unit segments: mills and downstream. The mills segment consists of eleven minimills in the United States and three in Canada. This segment manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills segment also produces rebar, merchant, rod and special bar quality (SBQ) products used by the downstream segment and transfers these products at an arms-length, market price to the downstream segment. The downstream segment is secondary value-added steel businesses and consists of rebar fabrication, railroad spikes, cold drawn products, super light beam processing, elevator guide rails, grinding balls, wire mesh and collated nails.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2005, COMPARED TO THREE MONTHS ENDED MARCH 31, 2004

The following tables summarize the results of Gerdau Ameristeel for the three months ended March 31, 2005, and for the three months ended March 31, 2004.

(US$ IN THOUSANDS)

                                        THREE MONTHS ENDED         THREE MONTHS ENDED
                                      ----------------------     ----------------------     % OF SALES
                                       MARCH 31,       % OF       MARCH 31,       % OF       INCREASE      $ INCREASE
                                         2005         SALES         2004         SALES      (DECREASE)     (DECREASE)
                                      ----------     -------     ----------     -------     ----------     ----------
Finished Steel Shipments (Tons)
Rebar                                    348,928                   371,928
Merchant/Special Sections                760,321                   602,397
Rod                                      225,803                   197,098
Fabricated Steel                         251,140                   161,553
                                      ----------                 ----------

   Total                               1,586,192                 1,332,976


Net sales                             $1,002,538     100.0%      $  618,953     100.0%                     $  383,585

Operating expenses
   Cost of sales                         857,014      85.5%         541,257      87.4%        (1.9)%          315,757
   Selling and administrative             26,078       2.6%          21,040       3.4%        (0.8)%            5,038
   Depreciation                           25,522       2.5%          18,914       3.1%        (0.6)%            6,608
   Other operating income                   (608)     (0.1)%           (961)     (0.2)%        0.1%               353
                                      ----------     ------      ----------     ------        ------          -----------
                                         908,006      90.5%         580,250      93.7%        (3.2)%          327,756

Income from operations                    94,532       9.5%          38,703       6.3%         3.2%            55,829

Earnings from joint ventures              31,678       3.2%           9,511       1.5%         1.7%            22,167
                                      ----------     ------      ----------     ------        ------          -----------
Income before other expenses &
   income taxes                          126,210      12.7%          48,214       7.8%         4.9%            77,996

Other expenses
   Interest, net                          11,456       1.1%          18,020       2.9%        (1.8)%           (6,564)
   Foreign exchange (gain) loss           (1,085)     (0.1)%            257       0.0%        (0.1)%           (1,342)
   Amortization of deferred
      financing costs                        647       0.1%             622       0.1%         0.0%                25
                                      ----------     ------      ----------     ------        ------          -----------
                                          11,018       1.1%          18,899       3.0%        (1.9)%           (7,881)

Income before income taxes               115,192      11.6%          29,315       4.8%         6.8%            85,877

Income tax expense                        36,620       3.7%           7,810       1.3%         2.4%            28,810
                                      ----------     ------      ----------     ------        ------          -----------
Net income                            $   78,572       7.9%      $   21,505       3.5%         4.4%        $   57,067
                                      ==========     ======      ==========     ======        ======          ===========
Earnings per common share - basic     $     0.26                 $     0.11
Earnings per common share - diluted   $     0.26                 $     0.11

                                           THREE MONTHS ENDED
                                         -----------------------
                                         MARCH 31,     MARCH 31,     $ INCREASE     % INCREASE
                                           2005          2004        (DECREASE)     (DECREASE)
                                         ---------     ---------     ----------     ----------
Weighted Average Selling Price ($/ton)
   Mill external shipments                $ 536.30      $ 394.72      $ 141.58         35.9%
   Fabricated steel shipments               711.07        493.81        217.26         44.0%

Scrap charges - $/ton                       194.43        173.46         20.97         12.1%

Metal spread ($/ton)
Mill external shipments                     341.87        221.26        120.61         54.5%

Mill manufacturing cost                     238.05        194.89         43.16         22.1%


Net sales: Finished tons shipped for the three months ended March 31, 2005 increased 253,216 tons, or 19.0%, compared to the three months ended March 31, 2004. Shipments for the acquired North Star locations were 423,792 tons for the first quarter of 2005. Excluding the North Star shipments, tons decreased 170,576 for the three months ended March 31, 2005 as compared to March 31, 2004. Shipments for the three months ended March 31, 2004, reflected stronger steel demand and many customers buying ahead of announced second quarter 2004 steel price increases. Average mill finished goods selling prices were $536 per ton for the three months ended March 31, 2005, up approximately $142 per ton or 35.9% from the average selling prices for the three months ended March 31, 2004. The continued increase in selling prices is the result of price increases in 2005 in conjunction with the rise in scrap and other raw materials costs. Scrap raw material costs increased 12.1% to $194 per ton for the three months ended March 31, 2005, compared to $173 per ton for the three months ended March 31, 2004. Resurgence in domestic steel capacity utilization, fluctuating demand for scrap materials from China and declines in global scrap supply continue to create volatility in scrap prices.

Cost of sales: Cost of sales as a percentage of net sales decreased 1.9% for the three months ended March 31, 2005 when compared to the three months ended March 31, 2004. The decrease in the first quarter of 2005 is primarily attributable to sales revenue increases greater than the increases in raw materials and production costs. Historically, scrap costs typically account for approximately 35% to 45% of mill production costs. In the three months ended March 31, 2005, average scrap costs represented approximately 51.4% of mill production costs relatively unchanged from approximately 51.6% for the same period in 2004. Mill manufacturing costs were approximately 22.1% higher in the first quarter of 2005 compared to the first quarter of 2004 primarily as a result of increased yield costs due to the higher cost of scrap, higher energy cost and higher maintenance expenses due to more planned shutdowns in the first quarter of 2005 versus 2004. These increases were partially offset by higher production levels which reduced costs, on a per ton basis, by spreading fixed costs on a per ton basis over an increased volume.

Selling and administrative: Selling and administrative expenses for the three months ended March 31, 2005 increased $5.0 million compared to the three months ended March 31, 2004. Due to a decrease in the price of the Company's common shares as compared to December 31, 2004, selling and administrative expenses for the three months ended March 31, 2005 includes a $0.8 million expense reversal versus a $1.9 million expense in the three months ended March 31, 2004 due to marking-to-market outstanding stock appreciation rights (SARs) and expenses associated with other equity based compensation held by employees. Other selling and administrative expenses increased $7.7 million for the three months ended March 31, 2005 when compared to the three months ended March 31, 2004. The increase is due to increased professional service fees and increased salaries and benefits due to an increase in headcount resulting from the acquisition of North Star Steel assets.

Depreciation: Depreciation expense for the three months ended March 31, 2005 increased $6.6 million when compared to the three months ended March 31, 2004. The increase in depreciation for the three months ended March 31, 2005 reflects $2.0 million of depreciation of the North Star Steel assets and normal increases in depreciation expense from routine equipment additions placed in service over the last twelve months.

Other operating income: Other operating income for the three months ended March 31, 2005 of $0.6 million was primarily earned from the receipt of an insurance refund and rental income. Other operating expense for the three months ended March 31, 2004 was approximately $1.0 million.

Income from operations: As a percent of net sales, operating income for the first quarter of 2005 was 9.5% compared to the operating income of 6.3% for the first quarter of 2004. Metal spread, the difference between mill selling prices and scrap raw material cost, increased $121 per ton for the three months ended March 31, 2005 compared to the three months ended March 31, 2004. The improvement in metal spread is the primary factor for the increased operating income in the first quarter of 2005.

Earnings from joint ventures: Earnings from the Company's 50% joint ventures were $31.7 million for the three months ended March 31, 2005 compared to $9.5 million for the three months ended March 31, 2004. The increase in joint venture earnings in the first quarter 2005 compared to first quarter 2004 is also due to increased metal spread at the Company's Gallatin Steel joint venture. Selling price increases were significantly greater than the increase in scrap and raw materials costs resulting in an increase in metal spread of $139 per ton in comparison to the same period in 2004.

Interest expense and other expense on debt: Interest expense and other expense on debt, primarily amortized deferred financing costs, decreased $6.6 million for the three months ended March 31, 2005 compared to the three months ended March 31, 2004. The net decrease in expense for the three months ended March 31, 2005 reflects a favorable effect of mark-to-market on interest rate swaps of $2.4 million as compared to an unfavorable effect of $2.1 million for the three months ended March 31, 2004, as well as lower interest expense on reduced debt levels.

Income taxes: Statutory income tax rates in the United States (including both federal and state) and Canada (including federal and provincial) are approximately 39% and 34%, respectively, for the three months ended March 31, 2005 and 2004. Through effective tax planning, the Company reduced the income tax expense from the statutory rates by approximately $6.0 million and $3.0 million in the three months ended March 31, 2005 and 2004 respectively.

Segments: Gerdau Ameristeel is organized with two business unit segments, mills and downstream.

Mills segment sales increased to $1.0 billion for three months ended March 31, 2005 from $662.5 million for the three months ended March 31, 2004. North Star Steel mills contributed $237.4 million to sales for the three months ended March 31, 2005. Mills segment sales include sales to the downstream segment of $196.5 million and $129.1 million for the three months ended March 31, 2005 and 2004, respectively. Mills segment operating income for three months ended March 31, 2005 was $98.0 million compared to an operating income of $43.3 million for the three months ended March 31, 2004, an increase of $54.7 million. The increase in operating income in the first quarter of 2005 is primarily the result of higher metal spreads and higher shipment volumes.

Downstream segment sales increased to $189.7 million for the three months ended March 31, 2005 from $85.5 million for the three months ended March 31, 2004. North Star Steel downstream operations contributed $42.9 million for the three months ended March 31, 2005. Downstream segment operating income for the three months ended March 31, 2005 was $7.4 million and March 31, 2004 was $3.3 million.

See "Note 12" to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the three month periods ended March 31, 2005 - "Segment information" for a reconciliation of segment sales and income to consolidated results.

EBITDA: EBITDA is earnings before interest, taxes, depreciation and amortization and includes cash distributions from joint ventures, but excludes earnings from joint ventures. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. Reconciliation to net income is shown below:

                                                 FOR THE THREE MONTHS ENDED
                                             ---------------------------------
                                             March 31, 2005     March 31, 2004
                                             --------------     --------------
($000s)
   Net income                                   $  78,572          $  21,505
   Income tax expense                              36,620              7,810
   Interest and other expense on debt              11,456             18,020
   Depreciation and amortization                   26,169             19,536
   Earnings from joint ventures                   (31,678)            (9,511)
   Cash distribution from joint ventures           30,403              1,799
                                                ---------          ---------
   EBITDA                                       $ 151,542          $  59,159
                                                =========          =========



CANADIAN GAAP

The Company makes available to all shareholders consolidated financial statements prepared in accordance with Canadian GAAP and files these financial statements with Canadian regulatory authorities. Results reported under Canadian GAAP may differ from results reported under U.S. GAAP. Under Canadian GAAP, for the three months ended March 31, 2005 net income was $79.1 million compared to $22.2 million for the three months ended March 31, 2004, an increase of $56.9 million. The material differences between Canadian GAAP and U.S. GAAP are described in Note 13 to the unaudited interim consolidated financial statements for the three month periods ended March 31, 2005 and 2004. The following is a summary of these differences:

     o Under U.S. GAAP, joint ventures are accounted for using the equity method. Under Canadian GAAP, joint ventures are proportionately consolidated. This means that 50% of each line item is recorded, such as individual assets and liabilities, sales, costs of sales, interest, depreciation and amortization. This means, among other differences, that depreciation expense associated with our joint ventures is not reported under U.S. GAAP.

     o As a result of proportionate accounting, under Canadian GAAP there is no equity investment account in long term assets to which allocations of negative goodwill can be made under the purchase method of accounting. Therefore, in the business combination with Co-Steel, negative goodwill was only allocated against property, plant and equipment which lowers depreciation expense. Under U.S. GAAP, joint ventures are accounted for under the equity method and therefore negative goodwill is allocated to the equity investment and property, plant and equipment.

     o Comprehensive income is not reported under Canadian GAAP. Under U.S. GAAP, comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-shareholder sources. Components of comprehensive income include items such as net earnings (loss), changes in the fair value of investments not held for trading, minimum pension liability adjustments, derivative instruments and foreign currency translation gains and losses.

     o Under U.S. GAAP, an additional minimum pension liability is charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation (ABO) exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement. The recognition of an additional minimum liability is not required under Canadian GAAP.

     o Under U.S. GAAP, the Company accrues for scheduled annual maintenance shutdowns. Canadian GAAP does not allow this accounting practice.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Operating activities: Net cash provided by operations for the three months ended March 31, 2005 was $139.7 million compared to net cash used by operations of $15.6 million for the three months ended March 31, 2004. For the three months ended March 31, 2005, accounts receivable increased $67.7 million as a result of increased sales volumes and higher selling prices. Inventories decreased in 2005 by $44.2 million as a result of increased sales volumes. Accounts payable and other liabilities increased $51.4 million in 2005 primarily due to increased income taxes payable due to a higher level of profitability.

Investing activities: Net cash used in investing activities was $117.0 million in the three months ended March 31, 2005 compared to $22.3 million in the three months ended March 31, 2004. For the three months ended March 31, 2005, capital expenditures totalled $29.2 million. The most significant projects include spending on improved warehouse facilities at the Knoxville and Sayreville facilities of $4.8 and $6.3 million respectively. During the first quarter of 2005, the Company made a final payment for the acquired North Star Steel assets. Also during the first quarter of 2005, the Company purchased $38.2 million of auction rate securities.

Financing activities: Net cash used by financing activities was $6.3 million in the three months ended March 31, 2005 compared to net cash provided by financing activities of $44.4 million in the three months ended March 31, 2004. Revolving credit payments were $1.3 million in 2005. Also, in the first quarter of 2004, the Company obtained a short term $25.0 million loan, guaranteed by Gerdau S.A., from a Brazilian bank.

On March 4, 2005, the Company paid $6.1 million in dividends to shareholders of record at the close of business on February 16, 2005.

On May 2, 2005, the Board of Directors approved a regular quarterly cash dividend of $0.02 (two US$ cents) per common share, payable June 2, 2005 to shareholders of record at the close of business on May 16, 2005. In addition to the $0.02 per share regular dividend the Board of Directors also approved a special dividend of $0.14 (fourteen US$ cents) per common share, on the same payment and record dates as the regular one.

OUTSTANDING SHARES

As of March 31, 2005, the Company had outstanding 304,212,024 common shares and Cdn $125 million of convertible debentures. The convertible debentures are convertible to common shares of the Company at a conversion price of Cdn $26.25 per share. See "Credit Facilities and Indebtedness - Convertible debentures."

CREDIT FACILITIES AND INDEBTEDNESS

The principal sources of liquidity are cash flow generated from operations and borrowings under the Senior Secured Credit Facility and the Company believes these sources will be sufficient to meet its cash flow requirements. The Company's principal liquidity requirements are working capital, capital expenditures and debt service. The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

The following is a summary of existing credit facilities and other long tem debt:

Senior Secured Credit Facility: The Senior Secured Credit Facility provides commitments of up to $350.0 million. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and
(ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company's operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility will be based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. At March 31, 2005, there were no borrowings and $295.1 million was available under the Senior Secured Credit Facility compared to $27,000 borrowed and $295.0 million available at December 31, 2004.

Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers' acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. Our Senior Secured Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit our ability to, among other things: incur additional debt, issue redeemable stock and preferred stock, pay dividends on our common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.

Senior notes: On June 27, 2003, the Company issued $405.0 million of 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company's majority shareholder, Gerdau S.A. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semi-annually on July 15 and January 15. At any time prior to July 15, 2006, the Company may redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of common shares at a redemption price of 110.75% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. On January 23, 2004, the Company completed the exchange of the Senior Notes. The exchanged notes have substantially the same form and terms as the original notes issued on June 27, 2003. The exchanged notes were issued under a prospectus in Ontario and the exchanged notes and subsidiary guarantees have been registered under the U.S. Securities Act of 1933, as amended, and are not subject to restrictions on transfer.

AmeriSteel Bright Bar, Inc. term loan: At March 31, 2005, AmeriSteel Bright Bar, Inc. had a $2.6 million term loan outstanding. The loan bears interest at a fixed rate of 6% and matures in September 2011.

Industrial revenue bonds: The Company had $31.6 million of industrial revenue bonds outstanding as of March 31, 2005. $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc. in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The interest rates on these bonds range from 50% to 75% of the prime rate. The industrial revenue bonds mature in 2014, 2017 and 2018. These bonds are secured by letters of credit issued under the Senior Secured Credit Facility.

Related party loans: In the first quarter of 2004, the Company obtained a $25 million, one year, 2.65% interest bearing loan from a Brazilian bank. The loan was guaranteed by Gerdau S.A. and was repaid in the fourth quarter of 2004.

Convertible debentures: The Company has unsecured, subordinated convertible debentures in the principal amount of Cdn$125.0 million, which bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into our common shares at a conversion price of Cdn$26.25 per share. Under the terms of the trust indenture for the convertible debentures, no adjustment to the conversion price is required if the Company issues common shares in a customary offering. The debentures are redeemable, at the Company's option, at par plus accrued interest and the Company has the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption.

Capital leases: Gerdau Ameristeel had $1.1 million of capital leases as of March 31, 2005.

CAPITAL EXPENDITURES

Gerdau Ameristeel spent $29.2 million on capital projects in the three months ended March 31, 2005 compared to $11.2 million in the same period in 2004. Major capital projects in the first quarter of 2005 include caster upgrades, mill control upgrades, warehouse and material handling improvements, sub-station upgrades, reheat furnace improvements and information system upgrades.

CONTRACTUAL OBLIGATIONS

The following table represents the Company's contractual obligations as of March 31, 2005.

                                                         Less than                                  After
                                               Total      one Year    1 - 3 Years   4 - 5 Years    5 Years
                                            ----------   ----------   -----------   -----------   ----------
Contractual Obligations ($000s)
   Long-term debt (1)                       $  434,746   $    2,117    $      900    $      615   $  431,114
   Convertible debentures                      103,340           --       103,340            --           --
   Interest (2)                                300,326       32,256       135,530        85,677       46,863
   Operating leases (3)                         73,169       10,947        19,034        13,169       30,019
   Capital expenditures (4)                    239,914      167,940        71,974            --           --
   Unconditional purchase obligations (5)       88,374       88,374            --            --           --
   Pension funding obligations (6)              18,700       18,700            --            --           --
                                            ----------   ----------    ----------    ----------   ----------
     Total contractual obligations          $1,258,569   $  320,334    $  330,778    $   99,461   $  507,996
                                            ==========   ==========    ==========    ==========   ==========

---------------
     (1) Total amounts are included in the March 31, 2005 consolidated balance sheet. See Note 6, Long-term Debt, to the consolidated financial statements.
     (2) Interest payments related to our short-term debt are not included in the table as they do not represent a significant obligation as of March 31, 2005.
     (3) Includes minimum lease payment obligations for equipment and real property leases in effect as of March 31, 2005.
     (4)  Purchase obligations for capital expenditure projects in progress.
     (5) A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.
     (6) Pension funding obligations are included only for 2005 as the amount of funding obligations beyond the next year are not yet determinable.

CRITICAL ACCOUNTING POLICIES

Gerdau Ameristeel's Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principles that often require management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances.

Critical accounting policies are those that may have a material impact on the consolidated financial statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimates are made. Senior management has reviewed the development and selection of the Company's accounting policies, related account estimates and the disclosures set forth below with the Audit Committee of the Board of Directors.

REVENUE RECOGNITION

The Company's products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue is recognized at the time products are shipped to customers.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management's best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitate a change in estimated losses.

ACCOUNTING FOR GOODWILL

In assessing the recoverability of goodwill and other intangible assets with indefinite lives, management must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates and related assumptions change in the future, the Company may be required to record impairment charges not previously recorded. The Company has adopted SFAS No. 142, Goodwill and Other Intangible Assets, and is required to assess goodwill for impairment at a minimum annually, using a two-step process that begins with an estimation of the fair value of the reporting unit. The first step is a screen for impairment, and the second step measures the amount of any impairment. These tests utilize fair value amounts that are determined by estimated future cash flows developed by management.

LONG-LIVED ASSETS

The Company is required to assess potential impairments of long-lived assets in accordance with SFAS No. 144, Accounting for Impairment of Long-lived Assets, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell. The Company's long-lived assets primarily include property, plant and equipment used in operations and property held for sale.

ACCOUNTING FOR INCOME TAXES

The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.

The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized.

ENVIRONMENTAL REMEDIATION

The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provisions for the estimated cost of compliance based on currently available facts, present laws and regulations, and current technology. The liability estimates are reviewed periodically and, as investigations and remediation proceed, the Company makes necessary adjustments to the estimates. The liability estimates are not reduced by possible recoveries from insurance or other third parties.

POST RETIREMENT BENEFITS

Primary actuarial assumptions are determined as follows:

o The expected long-term rate of return on plan assets is based on the Company's estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.

o The assumed discount rate is used to discount future benefit obligations back to today's dollars. The U.S. discount rate is as of the measurement date, December 31. A similar process is used to determine the assumed discount rate for the non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company's obligation and expense.

o The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company's long-term compensation policies. An increase in the rate would increase the Company's obligation and expense.

o The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. An increase in the trend rate would increase the Company's obligation and expense.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (FASB) issued a revised Statement of Financial Accounting Standard (SFAS) No. 123 "Share Based Payment". The revised SFAS No. 123 requires that the fair value of stock options be recorded in the results of operations beginning with the first interim or annual period after June 15, 2005. In April of 2005, the United States Securities and Exchange Commission (SEC) delayed the implementation of this revision until the beginning of the Company's next fiscal year. The Company has not yet determined the method of adoption or effect of adopting SFAS 123R.

RISKS AND UNCERTAINTIES

EXCESS GLOBAL CAPACITY IN THE STEEL INDUSTRY AND THE AVAILABILITY OF COMPETITIVE SUBSTITUTE MATERIAL HAVE RESULTED IN INTENSE COMPETITION, WHICH MAY EXERT DOWNWARD PRESSURE ON THE PRICES OF THE COMPANY'S PRODUCTS.

The Company competes with numerous foreign and domestic steel producers, largely minimill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers' product specifications and delivery schedules. In the past, global overcapacity in steel manufacturing has had a negative impact on steel pricing and could adversely affect sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company's products, which would adversely affect sales and profit margins.

THE CYCLICAL NATURE OF THE STEEL INDUSTRY AND THE INDUSTRIES WE SERVE AND ECONOMIC CONDITIONS IN NORTH AMERICA AND WORLDWIDE MAY CAUSE FLUCTUATIONS IN THE COMPANY'S REVENUE AND PROFITABILITY.

The North American steel industry is cyclical in nature and is affected significantly by prevailing economic conditions in the major world economies. In particular, the North American steel industry is influenced by a combination of factors, including periods of economic growth or recession, strength or weakness of the U.S. or Canadian dollar relative to other currencies, worldwide production capacity and levels of steel imports and applicable tariffs. Future economic downturns, stagnant economic conditions or currency fluctuations could decrease the demand for the Company's products or increase the amount of imports of steel into its markets, any of which could cause fluctuations in the Company's revenue and profitability.

Market conditions for steel products in the U.S. and Canadian market have fluctuated over recent years. The Company is particularly sensitive to trends in cyclical industries, such as the North American construction, transportation, appliance, machinery and equipment industries, which are significant markets for the Company's products. A significant portion of the Company's products is destined for the construction industry and the steel service center industry. Many of the Company's markets are cyclical in nature and affect the demand for its finished products. A disruption or downturn in any of these industries could negatively impact the Company's financial condition, production, sales, margins and earnings. The Company is also sensitive to trends and events that may impact these industries, including strikes and labor unrest.

IMPORTS OF STEEL INTO NORTH AMERICA HAVE ADVERSELY AFFECTED AND MAY AGAIN ADVERSELY AFFECT STEEL PRICES, AND DESPITE TRADE REGULATION EFFORTS, THE INDUSTRY MAY NOT BE SUCCESSFUL IN REDUCING STEEL IMPORTS.

Imports of steel into North America have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company's sales and profit margins. Competition from foreign steel producers is strong and may increase due to increases in foreign steel production capacity, the relative strengthening of the U.S. dollar compared to foreign currencies and the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter the North American markets in the future, resulting in price depression that would adversely affect our ability to compete and maintain our sales levels and profit margins.

STEEL OPERATIONS REQUIRE SUBSTANTIAL CAPITAL INVESTMENT AND MAINTENANCE EXPENDITURES THAT MAY ENCOURAGE PRODUCERS TO MAINTAIN PRODUCTION IN PERIODS OF REDUCED DEMAND, WHICH MAY IN TURN EXERT DOWNWARD PRESSURE ON PRICES FOR THE COMPANY'S PRODUCTS.

Steel manufacturing is very capital intensive, requiring the Company and other steel producers to maintain a large fixed-cost base requiring substantial maintenance expenditures. The high levels of fixed costs of operating a minimill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.

UNEXPECTED EQUIPMENT FAILURES MAY LEAD TO PRODUCTION CURTAILMENTS OR SHUTDOWNS.

Interruptions in the Company's production capabilities would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company's facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Unexpected interruptions in production capabilities would adversely affect productivity and results of operations. The Company's insurance may not cover its losses.

THE COMPANY'S PROFITABILITY CAN BE ADVERSELY AFFECTED BY INCREASES IN RAW MATERIAL AND ENERGY COSTS.

The Company's operating results are significantly affected by the cost of steel scrap and scrap substitutes that are the primary raw material for the Company's minimill production facilities. Prices for steel scrap are subject to market forces largely beyond the Company's control, including demand by U.S. and international steel producers, freight costs and speculation. The increasing rate of worldwide steel scrap consumption, especially in China, has placed significant upward pressure on the price of steel scrap. A combination of a weaker U.S. dollar, strong global demand for steel scrap and lower production of domestic steel scrap due to a weaker domestic manufacturing economy have reduced the domestic steel scrap supply resulting in steel scrap prices that are currently at a ten-year high. Metal spread, the difference between mill selling prices and scrap raw material cost, is also currently well above previous ten-year highs. The Company does not know how long these levels can be maintained and if scrap prices increase significantly without a commensurate increase in finished steel selling prices, profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair our ability to compete with integrated mills and cause production to decline and adversely affect sales and profit margins.

Most of the Company's minimill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand, which represents the majority of the total electric demand, and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations. Generally, the Company does not have long-term contracts for natural gas and oxygen and therefore, is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.

THE COMPANY MAY NOT BE ABLE TO SUCCESSFULLY RENEGOTIATE COLLECTIVE BARGAINING AGREEMENTS WHEN THEY EXPIRE AND FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED BY LABOR DISRUPTIONS.

Approximately 40% of the Company's employees are represented by the United Steelworkers of America under collective bargaining agreements. The agreements have different expiration dates that began in March 2005. Negotiations have begun with respect to the agreement that expired in March 2005 relating to our Beaumont mill. The Company cannot assure you that this collective agreement will be renegotiated without a work stoppage occurring. The Company may be unable to successfully negotiate new collective bargaining agreements without any labor disruption. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company's operations. Labor organizing activities could occur at one or more of the Company's other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company's financial results and results of operations.

ENVIRONMENTAL LAWS AND REGULATIONS AFFECT THE COMPANY AND COMPLIANCE MAY BE COSTLY AND REDUCE PROFITABILITY.

As the Company is involved in steel production, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by steel producing operations is electric arc furnace (EAF) dust, a residual from the production of steel in electric arc furnaces. EAF dust is collected, handled and disposed of in a manner the Company believes meets all current federal, state and provincial environmental regulations, and the costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. Environmental legislation and regulations at the federal, state and provincial levels over EAF dust are subject to change which may change the cost of compliance and have a material adverse effect on the Company's financial results and results of operations.

The Company is a defendant in an action brought by the U.S. Environmental Protection Agency (EPA) in connection with a Superfund Site in Pelham, Georgia. The Company has had settlement discussions with the EPA and, based on these discussions, the Company believes that the EPA has a settlement range of $8.0 to $10.0 million. The Company does not accept this liability and has been considering legal alternatives including pursuing other contributing parties' insurance carriers. On March 16, 2005, the EPA filed a motion for summary judgment against the Company. In its motion, the EPA asked the court to rule that the Company is jointly and severally liable for all cleanup costs incurred by the EPA in responding to the cleanup of the Pelham site. The Company has opposed the EPA's motion. At this time, the Company's exposure is not estimable.

BY SEEKING PROTECTION UNDER BANKRUPTCY LAWS, SOME OF THE COMPANY'S COMPETITORS HAVE BEEN RELIEVED OF DEBT BURDENS AND LEGACY COSTS WHICH MAY ENABLE THEM TO OPERATE MORE COMPETITIVELY.

Many U.S. and Canadian steel companies have sought bankruptcy protection over the last few years. Several of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and have obtained concessions from their employees, suppliers and lenders. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations including debt, environmental, employee and retiree benefits and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate more competitively than the Company and other producers that have remained solvent.

CURRENCY FLUCTUATIONS COULD ADVERSELY AFFECT THE COMPANY'S FINANCIAL RESULTS OR COMPETITIVE POSITION.

The Company reports its results in U.S. dollars. As a result, fluctuations in the exchange rate between the U.S and Canadian dollar will affect reported results. The percentage of the Company's costs that are denominated in Canadian dollars is greater than the percentage of net sales, which means results are negatively affected when the Canadian dollar strengthens compared to the U.S dollar. In addition, the Company's Canadian operations compete with U.S. producers and are less competitive as the Canadian dollar strengthens relative to the U.S. dollar. Similarly, the U.S. and Canadian operations are more susceptible to the threat of imports during times when the U.S and Canadian dollars strengthen relative to the currencies of exporting countries. To the extent the Company has borrowings that are denominated in Canadian dollars, results of operations are also negatively affected by a strengthening in the Canadian dollar compared to the U.S. dollar.

THE COMPANY'S LEVEL OF INDEBTEDNESS COULD AVERSELY AFFECT ITS ABILITY TO RAISE ADDITIONAL CAPITAL TO FUND OPERATIONS, LIMIT ITS ABILITY TO REACT TO CHANGES IN THE ECONOMY OR ITS INDUSTRY AND PREVENT IT FROM MEETING OBLIGATIONS UNDER ITS DEBT AGREEMENTS.

The Company's degree of leverage could have the following consequences:

     o it may limit the Company's ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;
     o    it may limit the Company's ability to declare dividends;
     o a portion of the Company's cash flows from operations must be dedicated to the payment of interest on indebtedness and is not available for other purposes, including operations, capital expenditures and future business opportunities;
     o certain of the Company's borrowings, including borrowings under the senior secured credit facility, are at variable rates of interest, exposing the Company to the risk of increased interest rates;
     o it may limit the Company's ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to competitors that have less debt;
     o the Company may be vulnerable in a downturn in general economic conditions; and
     o the Company may be unable to make capital expenditures that are important to growth and strategies.

THE COMPANY IS EXPOSED TO FLUCTUATIONS IN INTEREST RATES.

Certain of the Company's borrowings, primarily borrowings under the senior secured credit facility, are at variable rates of interest and expose the Company to interest rate risk. If interest rates increase, debt service obligations on the variable rate indebtedness would increase and net income would decrease. Significant changes in interest rates can increase the Company's interest expense and have a material adverse effect on the Company's results of operations or financial condition.

THE COMPANY'S PENSION PLANS ARE UNDERFUNDED.

The Company has several pension plans that are currently underfunded, and adverse market conditions could require the Company to make substantial cash payments to fund the plans which would reduce cash available for other business needs. Funding requirements may rise above expected amounts commencing in 2005 if temporary relief provisions enacted by the United States Congress are not extended.

THE COMPANY USES ESTIMATES.

The Company prepares financial statements in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company's financial results and results of operations.

THE COMPANY DEPENDS ON SENIOR MANAGEMENT AND MAY BE UNABLE TO REPLACE KEY EXECUTIVES IF THEY LEAVE.

The Company's operations and prospects depend in large part on the performance of its senior management team. The Company does not have employment contracts with any of its executive officers and cannot assure you that these individuals will remain with the Company as employees. In addition, the Company cannot assure you that it would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of the senior management team or the difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

THE COMPANY RELIES ON ITS JOINT VENTURES FOR A PORTION OF ITS INCOME AND CASH FLOW, BUT DOES NOT CONTROL THEM OR THEIR DISTRIBUTIONS.

The Company has three 50%-owned joint ventures that contribute to its financial results but that it does not control. These joint ventures contributed $31.7 million to net income for the three months ended March 31, 2005, and $9.5 million to net income for the three months ended March 31, 2004. The Company received $30.4 million of cash distributions from its joint ventures in the three months ended March 31, 2005, and $1.8 million of cash distributions for the three months ended March 31, 2004. However, the Company does not control the joint ventures and cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin's existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control its joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures', or the Company's, best interests.

OUTLOOK

Results for the March 2005 quarter continued to reflect the favorable steel market environment with normal adjustments for winter seasonality. The emergence of speculative issues related to declining scrap pricing and scrap surcharges also created customer anticipation and some conservative buying patterns within the distribution chain. The demand and shipments for long merchant products and rebar was favorable and the sluggish buying pattern was mostly prevalent in rod and flat roll products.

Currently, the outlook for rebar and merchant products is positive with strong order activity from our rebar fabrication sector and the service center segment. The legislative debate on the new six year $284 billion highway infrastructure spending bill also appears to be reaching a final resolution before the May 31 expiration of the stop gap funding appropriation. In general, the outlook for the June 2005 quarter is positive with long product demand and metal spreads remaining steady. The demand, pricing and product import uncertainties regarding the rod and flat product markets continue to merit attention.

Finally, the first full quarter scorecard and performance of the recently acquired North Star Steel assets have exceeded expectations. The consolidation and integration have contributed to improved market stability and network cost synergies in the production and distribution logistics.



/s/ Jorge Gerdau Johannpeter                /s/ Phillip E. Casey
------------------------------------        ------------------------------------
Jorge Gerdau Johannpeter,                   Phillip E. Casey
Chairman of the Board                       President and CEO


May 3, 2005

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)

                                                          MARCH 31,   DECEMBER 31,
                                                            2005          2004
                                                         ----------   ------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                             $  102,825    $   88,132
   Restricted cash and cash equivalents                         465           465
   Short-term investments                                    38,150            --
   Accounts receivable, net                                 427,665       360,379
   Inventories (note 3)                                     807,664       853,155
   Deferred tax assets                                        8,754         8,754
   Other current assets                                      17,649        28,808
                                                         ----------    ----------
      TOTAL CURRENT ASSETS                                1,403,172     1,339,693

INVESTMENTS (note 5)                                        179,040       177,795
PROPERTY, PLANT AND EQUIPMENT (note 4)                      922,628       919,862
GOODWILL                                                    122,716       122,716
DEFERRED FINANCING COSTS                                     12,968        13,616
DEFERRED TAX ASSETS                                           8,299         8,234
OTHER ASSETS                                                    442           107
                                                         ----------    ----------
TOTAL ASSETS                                             $2,649,265    $2,582,023
                                                         ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                      $  322,227    $  295,001
   Accrued salaries, wages and employee benefits             56,007        56,428
   Accrued interest                                          11,973        21,071
   Other current liabilities                                 87,078        54,715
   Acquisition liability                                         --        51,790
   Current portion of long-term borrowings (note 6)           2,117         4,644
                                                         ----------    ----------
      TOTAL CURRENT LIABILITIES                             479,402       483,649

LONG-TERM BORROWINGS, LESS CURRENT PORTION (note 6)         432,629       432,823
CONVERTIBLE DEBENTURES                                       87,704        86,510
ACCRUED BENEFIT OBLIGATIONS (note 8)                        110,493       107,174
OTHER LIABILITIES                                            64,350        68,325
DEFERRED TAX LIABILITIES                                     38,765        38,778
                                                         ----------    ----------
TOTAL LIABILITIES                                         1,213,343     1,217,259
                                                         ----------    ----------
SHAREHOLDERS' EQUITY
   Capital stock (note 10)                                1,009,509     1,008,511
   Retained earnings                                        384,342       311,853
   Accumulated other comprehensive income                    42,071        44,400
                                                         ----------    ----------
TOTAL SHAREHOLDERS' EQUITY                                1,435,922     1,364,764
                                                         ----------    ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $2,649,265    $2,582,023
                                                         ==========    ==========

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(US$ in thousands, except earnings per share data)
(Unaudited)

                                                         THREE MONTHS ENDED
                                                     --------------------------
                                                      MARCH 31,      MARCH 31,
                                                         2005           2004
                                                     -----------    -----------
NET SALES
OPERATING EXPENSES                                   $ 1,002,538    $   618,953
   Cost of sales                                         857,014        541,257
   Selling and administrative                             26,078         21,040
   Depreciation                                           25,522         18,914
   Other operating income                                   (608)          (961)
                                                     -----------    -----------
                                                         908,006        580,250
                                                     -----------    -----------

INCOME FROM OPERATIONS                                    94,532         38,703

EARNINGS FROM JOINT VENTURES                              31,678          9,511
                                                     -----------    -----------

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES            126,210         48,214

OTHER EXPENSES
   Interest, net                                          11,456         18,020
   Foreign exchange (gain) loss                           (1,085)           257
   Amortization of deferred financing costs                  647            622
                                                     -----------    -----------
                                                          11,018         18,899
                                                     -----------    -----------
INCOME BEFORE INCOME TAXES                               115,192         29,315

INCOME TAX EXPENSE                                        36,620          7,810
                                                     -----------    -----------
NET INCOME                                           $    78,572    $    21,505
                                                     ===========    ===========
EARNINGS PER COMMON SHARE - BASIC                    $      0.26    $      0.11

EARNINGS PER COMMON SHARE - DILUTED                  $      0.26    $      0.11

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND
COMPREHENSIVE INCOME
(US$ in thousands)
(Unaudited)

                                                              RETAINED       ACCUMULATED
                                                              EARNINGS          OTHER
                              NUMBER OF       INVESTED      (ACCUMULATED    COMPREHENSIVE
                               SHARES         CAPITAL         DEFICIT)      INCOME (LOSS)      TOTAL
                            ------------    ------------    ------------    -------------   ------------
BALANCE-
   DECEMBER 31, 2003         198,090,861    $    547,601    $    (25,816)    $     11,822   $    533,607
   Net income                                                     21,505                          21,505
   Foreign exchange                                                                   816            816
   Employee stock options        105,698             195                                             195
                            ------------    ------------    ------------     ------------   ------------
BALANCE-
   MARCH 31, 2004            198,196,559    $    547,796    $     (4,311)    $     12,638   $    556,123
                            ------------    ------------    ------------     ------------   ------------
BALANCE-
   DECEMBER 31, 2004         304,028,122    $  1,008,511    $    311,853     $     44,400   $  1,364,764
   Net income                                                     78,572                          78,572
   Foreign exchange                                                                (2,329)        (2,329)
   Cash dividends                                                 (6,083)                         (6,083)
   Employee stock options        183,902             998                                             998
                            ------------    ------------    ------------     ------------   ------------
BALANCE-
   MARCH 31, 2005            304,212,024    $  1,009,509    $    384,342     $     42,071   $  1,435,922
                            ------------    ------------    ------------     ------------   ------------


See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$ in thousands)
(Unaudited)

                                                            THREE MONTHS ENDED
                                                          ----------------------
                                                          MARCH 31,    MARCH 31,
                                                             2005         2004
                                                          ---------    ---------
OPERATING ACTIVITIES
Net income                                                $  78,572    $  21,505
Adjustment to reconcile net income to net cash provided
   by (used in) operating activities:
   Depreciation                                              25,522       18,914
   Amortization                                                 647          622
   Deferred income taxes                                         86        4,141
   Income from joint ventures                               (31,678)      (9,511)
   Distributions from joint ventures                         30,403        1,799

Changes in operating assets and liabilities, net of
   acquisitions:
   Accounts receivable                                      (67,661)     (89,285)
   Inventories                                               44,240      (36,366)
   Other assets                                               8,167       (1,052)
   Liabilities                                               51,433       73,658
                                                          ---------    ---------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES         139,731      (15,575)

INVESTING ACTIVITIES
   Additions to property, plant and equipment               (29,238)     (11,212)
   Acquisitions                                             (49,654)     (11,127)
   Purchases of short-term investments                      (38,150)          --
                                                          ---------    ---------
NET CASH USED IN INVESTING ACTIVITIES                      (117,042)     (22,339)

FINANCING ACTIVITIES
   Proceeds from issuance of new debt                            --       25,000
   Payments on term loans                                    (1,256)        (304)
   Senior Secured Credit Facility borrowings                     --       31,435
   Senior Secured Credit Facility payments                       --      (11,928)
   Cash dividends                                            (6,083)          --
   Proceeds from issuance of employee stock purchases           998          195
                                                          ---------    ---------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES          (6,341)      44,398

Effect of exchange rate changes on cash and cash
   equivalents                                               (1,655)        (146)
                                                          ---------    ---------
INCREASE IN CASH AND CASH EQUIVALENTS                        14,693        6,338

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD             88,132        9,950
                                                          ---------    ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                $ 102,825    $  16,288
                                                          =========    =========

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ IN THOUSANDS)

NOTE 1 -- BASIS OF PRESENTATION

Gerdau Ameristeel Corporation (the "Company" or "Gerdau Ameristeel") is a Canadian corporation, whose indirect majority shareholder is Gerdau S.A., a Brazilian company. The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for interim period reports and, therefore, do not include all the information or footnotes necessary for a complete presentation of financial condition, results of operations and cash flows in conformity with United States generally accepted accounting principles (GAAP). However, all adjustments which, in the opinion of management, are necessary for a fair presentation have been included. Such adjustments consisted of only normal recurring items. These condensed financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's latest annual report and have been prepared using the accounting policies as described in the latest annual report. Certain amounts have been reclassified to conform to the current-period financial statement presentation. The results of the three month periods ended March 31, 2005 and 2004 are not necessarily indicative of the results to be expected for future periods.

The Company operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, rail and truck carriers. All significant intercompany transactions and accounts have been eliminated in consolidation.

NOTE 2 -- STOCK BASED COMPENSATION

The Company accounts for stock options granted to employees using the intrinsic value method of accounting. Under this method, the Company does not recognize compensation expense for the stock options because the exercise price is equal to the market price of the underlying stock on the date of grant. Had the Company applied the fair value based method of accounting, net income and earnings per share would be as shown on the following table. The Black-Scholes option pricing model was used to estimate the fair value of each option grant on the date of grant and calculate the pro forma stock-based compensation costs. For purposes of the pro forma disclosures, the assumed compensation expense is amortized over the option's vesting periods. The following assumptions were used:

           Expected dividend yield                       0%
           Expected share price volatility              55%
           Risk-free rate of return                      4%
           Expected period until exercise           5 years


(Amounts in $000 except per share data)

                                                  FOR THE THREE MONTHS ENDED
                                              ---------------------------------
                                              MARCH 31, 2005     MARCH 31, 2004
                                              --------------     --------------
Net income, as reported                          $ 78,572           $ 21,505
Pro forma stock-based compensation cost                38                 69
                                                 --------           --------
Pro forma, net income                            $ 78,534           $ 21,436

Earnings per share
   Basic, as reported                            $   0.26           $   0.11
   Basic, pro forma                              $   0.26           $   0.11
   Diluted, as reported                          $   0.26           $   0.11
   Diluted, pro forma                            $   0.26           $   0.11

NOTE 3 -- INVENTORIES

Inventories consist of the following ($000s):

                                                             AT MARCH 30,   AT DECEMBER 31,
                                                                 2005             2004
                                                             ------------   ---------------
Ferrous and non-ferrous scrap                                  $ 121,602       $ 148,273
Work in-process                                                  114,929         121,618
Finished goods                                                   374,293         376,528
Raw materials (excluding scrap) and operating supplies           196,840         206,736
                                                               ---------       ---------
                                                               $ 807,664       $ 853,155
                                                               =========       =========

NOTE 4 -- PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment consist of the following ($000s):

                                                                   AT MARCH 31, 2005
                                                     -----------------------------------------
                                                                    ACCUMULATED        NET
                                                         COST       DEPRECIATION   BOOK VALUE
                                                     -----------    -----------    -----------
Land and improvements                                $    74,633    $    (4,075)   $    70,558
Buildings and improvements                               158,821        (28,547)       130,274
Machinery and equipment                                1,019,635       (397,256)       622,379
Construction in progress                                  86,519             --         86,519
Property, plant and equipment held for sale 12,898            --         12,898
                                                     -----------    -----------    -----------
                                                     $ 1,352,506    $  (429,878)   $   922,628
                                                     ===========    ===========    ===========

                                                                AT DECEMBER 31, 2004
                                                     -----------------------------------------
                                                                    ACCUMULATED        NET
                                                         COST       DEPRECIATION   BOOK VALUE
                                                     -----------    -----------    -----------
Land and improvements                                $    74,443    $    (3,725)   $    70,718
Buildings and improvements                               157,654        (26,880)       130,774
Machinery and equipment                                1,017,979       (376,402)       641,577
Construction in progress                                  63,895             --         63,895
Property, plant and equipment held for sale               12,898             --         12,898
                                                     -----------    -----------    -----------
                                                     $ 1,326,869    $  (407,007)   $   919,862
                                                     ===========    ===========    ===========

NOTE 5 -- JOINT VENTURES

The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures. The Company's interests in the joint ventures have been accounted for using the equity method.

The following table sets forth selected data for the Company's joint ventures ($000s):

                                                         MARCH 31,      DECEMBER 31,
                                                           2005             2004
                                                         ---------      -----------
BALANCE SHEET
   Current assets                                        $ 121,737       $ 128,004
   Property, plant and equipment , net                     131,059         132,472
   Current liabilities                                      29,037          27,517
   Long-term debt                                            1,694           1,709

                                                     THREE MONTHS ENDED MARCH 31,
                                                     ---------------------------
                                                        2005              2004
                                                     ---------         ---------
STATEMENT OF EARNINGS
   Sales                                             $ 129,211         $  78,672
   Operating income                                     31,485            10,267
   Income before income taxes                           31,568            10,215
   Net Income                                           31,678             9,511

The tax expense for the Company's partnership, Gallatin Steel Company, is provided for in the Company's tax provision and the remainder of the joint venture earnings are net of tax.

NOTE 6 -- LONG-TERM DEBT

On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company's majority shareholder, Gerdau S.A. The notes mature July 15, 2011 and were issued at 98% of face value. The Company also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350.0 million. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. The proceeds were used to repay existing indebtedness. At March 31, 2005, there was nothing drawn against this facility, and, based upon available collateral under the terms of the agreement, approximately $ 295.1 million was available under the Senior Secured Credit Facility.

During the first quarter of 2004, the Company obtained a $25.0 million, one year, 2.65% interest bearing loan from a Brazilian bank. This loan was guaranteed by Gerdau S.A. and was repaid in the fourth quarter of 2004.

Debt includes the following ($000s):

                                                         MARCH 31,    DECEMBER 31,
                                                            2005          2004
                                                         ---------    ------------
Senior Notes, bearing interest of 10.375%, due
   July 2011, net of original issue discount             $ 398,179     $ 397,986
Senior Secured Credit Facility, bearing interest
   of 5.75%, due through December 2006                          --            27
Industrial Revenue Bonds, bearing interest of 1.74%
   to 6.38%, due through December 2018                      31,600        31,600
AmeriSteel Bright Bar Term Loan, bearing interest
   of 5.25%, due June 2011                                   2,626         2,734
                                                         ---------     ---------
Other, bearing interest of 3.75%, due through
   June 2006                                                 2,341         5,120
                                                           434,746       437,467
Less current portion                                        (2,117)       (4,644)
                                                         ---------     ---------
                                                         $ 432,629     $ 432,823
                                                         =========     =========

NOTE 7 -- INCOME TAXES

The income tax expense differs from the amount calculated by applying the Canadian income tax rate (federal and provincial) to income before income taxes as follows:

                                                         THREE MONTHS ENDED MARCH 31,
                                                         ----------------------------
                                                           2005                2004
                                                         --------            --------
Tax provision at Canadian statutory rates                $ 39,151            $ 10,589
   Tax exempt income                                       (6,150)             (2,678)
   Effect of different rates in foreign jurisdictions       2,952                 591
   Canadian manufacturing and processing credit                --                (110)
   Other                                                      667                (582)
                                                         --------            --------
Tax provision                                            $ 36,620            $  7,810
                                                         ========            ========

NOTE 8 -- POST RETIREMENT BENEFITS

The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.

The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.

The following tables summarize the accumulated pension benefits and postretirement medical benefit obligations included in the Company's consolidated statements of financial position ($000s):

                                                PENSION BENEFITS                 OTHER BENEFIT PLANS
                                         -------------------------------   --------------------------------
                                               THREE MONTHS ENDED                THREE MONTHS ENDED
                                         -------------------------------   --------------------------------
                                         MARCH 31, 2005   MARCH 31, 2004   MARCH 31, 2005    MARCH 31, 2004
                                         --------------   --------------   --------------    --------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                 $ 2,745          $ 2,454          $   283           $   232
Interest cost                                  5,569            5,593              538               546
Expected return on plan assets                (5,244)          (5,239)              --                --
Amortization of transition obligation             44               43               --                --
Amortization of prior service cost                73               72              (53)              (53)
Recognized actuarial loss                        554              582                8                 7
Settlement loss                                   --               --               --                --
                                             -------          -------          -------           -------
Net periodic benefit cost                    $ 3,741          $ 3,505          $   776           $   732
                                             =======          =======          =======           =======

The Company contributed $2.0 million to its defined benefit pension plans for the three months ended March 31, 2005. The Company expects to contribute an additional $18.7 million during the fiscal year 2005.

NOTE 9 -- COMPREHENSIVE INCOME

In addition to net income, comprehensive income included certain amounts recorded directly in equity. The following table summarizes the components of comprehensive income, net of related income tax effects ($000s):

                                                                 THREE MONTHS ENDED
                                                        ---------------------------------
                                                        MARCH 31, 2005     MARCH 31, 2004
                                                        --------------     --------------
Net income                                                 $ 78,572           $ 21,505
Foreign currency translation adjustment                      (2,329)               816
                                                           --------           --------
   Comprehensive Income                                    $ 76,243           $ 22,321
                                                           ========           ========

Accumulated other comprehensive income is comprised of the minimum pension liability, foreign currency translation adjustments and hedge activity.

NOTE 10 -- CAPITAL STOCK

Capital stock consists of the following shares:

                     Authorized     Par Value        Issued      Invested Capital
                       Number     (in thousands)     Number       (in thousands)
                     ----------   --------------   -----------   ----------------
March 31, 2005
   Common            Unlimited      $       --     304,212,024      $ 1,009,509

December 31, 2004
   Common            Unlimited      $       --     304,028,122      $ 1,008,511

On April 16, 2004, the Company sold and issued 26,800,000 common shares to an indirect subsidiary of its majority shareholder, Gerdau S.A. On October 20, 2004, the Company was listed on the New York Stock Exchange and sold and issued 70,000,000 common shares including 35,000,000 that were sold and issued to its majority shareholder, Gerdau S.A. On November 18, the over-allotment option was exercised for 8,762,000 common shares of which Gerdau S.A. purchased 4,381,000. Total proceeds from the offerings were $460.2 million, net of offering costs.

The Company has instituted a quarterly cash dividend. The initial cash dividend is $0.02 (two US$ cents) per common share. In addition to the $0.02 per common share regular dividend, on May 2, 2005, the Board of Directors also approved a special dividend of $0.14 (fourteen US$ cents) per common share, payable June 2, 2005 to shareholders of record at the close of business on May 16, 2005.

EARNINGS PER SHARE

The following table identifies the components of basic and diluted earnings per share ($000s except per share data):

                                                           THREE MONTHS ENDED
                                                  ----------------------------------
                                                  MARCH 31, 2005      MARCH 31, 2004
                                                  --------------      --------------
Basic earnings per share:
   Basic net earnings                              $     78,572        $     21,505

   Average shares outstanding                       304,109,455         198,152,456

   Basic net earnings per share                    $       0.26        $       0.11

Diluted earnings per share:
   Diluted net earnings                            $     78,572        $     21,505

Diluted average shares outstanding:
   Average shares outstanding                       304,109,455         198,152,456
   Dilutive effect of stock options                   1,373,634           1,129,069
                                                   ------------        ------------
                                                    305,483,089         199,281,525

Diluted net earnings per share                     $       0.26        $       0.11

At March 31, 2005, options to purchase 684,500 (881,200 at March 31, 2004) common shares were not included in the computation of diluted earnings per share as their inclusion would be anti-dilutive.

NOTE 11 -- CONTINGENCIES AND COMMITMENTS

The Company is a defendant in an action brought by the U.S. Environmental Protection Agency (EPA) in connection with a Superfund Site in Pelham, Georgia. The Company has had settlement discussions with the EPA in which the Company offered $1.6 million to settle the matter. The offer was not accepted by the EPA. Based on these discussions, the Company believes that the EPA has a settlement range of $8.0 to $10.0 million. The Company does not accept this liability and has been considering legal alternatives including pursuing other contributing parties' insurance carriers. On March 16, 2005, the EPA filed a motion for summary judgment against the Company. In its motion, the EPA asked the court to rule that the Company is jointly and severally liable for all cleanup costs incurred by the EPA in responding to the cleanup of the Pelham site. The Company has opposed the EPA's motion. At this time, the Company has accrued $1.6 million, but the Company's ultimate liability is not estimable.

NOTE 12 -- SEGMENT INFORMATION

The Company is organized into two primary business segments: (a) Mills and (b) Downstream. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.

Operational results and other financial data for the geographic and two business segments for the three month periods ended March 31 are presented below ($000s):

                                                          THREE MONTHS ENDED
                                                 ----------------------------------
                                                 MARCH 31, 2005      MARCH 31, 2004
                                                 ---------------     --------------
Revenue from external customers:
Steel mills                                        $   812,887         $   533,479
Downstream products                                    189,651              85,474
                                                   -----------         -----------
Total                                              $ 1,002,538         $   618,953
                                                   ===========         ===========
Inter-company sales:
Steel mills                                        $   196,450         $   129,054
Downstream products                                         --                  --
Corp/eliminations/other                               (196,450)           (129,054)
                                                   -----------         -----------
Total                                              $        --         $        --
                                                   ===========         ===========
Total net sales:
Steel mills                                        $ 1,009,337         $   662,533
Downstream products                                    189,651              85,474
Corp/eliminations/other                               (196,450)           (129,054)
                                                   -----------         -----------
Total                                              $ 1,002,538         $   618,953
                                                   ===========         ===========
Operating income (loss):
Steel mills                                        $    97,988         $    43,284
Downstream products                                      7,440               3,335
Corp/eliminations/other                                (10,896)             (7,916)
                                                   -----------         -----------
Total                                              $    94,532         $    38,703
                                                   ===========         ===========

                                               AS OF MARCH 31,      AS OF DECEMBER 31,
                                               ---------------      ------------------
                                                     2005                    2004
                                                  ----------              ----------
Segment assets:
Steel mills                                       $1,879,916              $1,848,390
Downstream products                                  282,107                 265,833
Corp/eliminations/other                              487,242                 467,800
                                                  ----------              ----------
Total                                             $2,649,265              $2,582,023
                                                  ==========              ==========

NOTE 13 -- DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company makes available to all shareholders consolidated financial statements prepared in accordance with Canadian GAAP and files these financial statements with Canadian regulatory authorities. Results reported under Canadian GAAP may differ from results reported under U.S. GAAP. The most significant differences between United States and Canadian GAAP, in terms of impact on the Company's consolidated financial statements, relate to the accounting for joint ventures, pensions and the reporting of comprehensive income.

The following tables reconcile the consolidated statements of earnings (loss) as reported under U.S. GAAP with those that would have been reported under Canadian
GAAP:

                                                               THREE MONTHS ENDED
                                                       --------------------------------
                                                       MARCH 31, 2005    MARCH 31, 2004
                                                       --------------    --------------
NET INCOME-- U.S. GAAP                                     $78,572           $21,505

Adjustment to purchase price allocation relating to
differences under Canadian GAAP (net of tax) (a)               478               679

NET INCOME-- CANADIAN GAAP                                 $79,050           $22,184
                                                           =======           =======
Net earnings per share-- Canadian GAAP
Basic                                                      $  0.26           $  0.11

Diluted                                                    $  0.26           $  0.11
                                                           =======           =======

(a) Adjustment to Purchase Price Allocation relating to differences under Canadian GAAP

     Under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method, while under U.S. GAAP, joint ventures are accounted for under the equity method. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity. See note 5 for summarized financial information in respect of the Company's joint ventures.

     Because of the different treatment of joint ventures between Canadian GAAP and U.S. GAAP as well as a difference in the treatment for accounting for convertible debentures at the time of purchase, a permanent difference resulted from the allocation of the purchase price. Under purchase accounting, the excess of the value of the assets over the purchase price (negative goodwill) is allocated to the long term assets acquired. Under Canadian GAAP, because the joint venture assets are proportionately accounted for and therefore there is no investment in subsidiary long term asset, the negative goodwill is allocated only against property, plant and equipment. Under U.S. GAAP, the negative goodwill is allocated to property, plant and equipment and investment in subsidiary. As a result, there is a difference in depreciation expense. Also, due to the difference in accounting for convertible debentures at the time of purchase, there is a difference in interest expense.

(b)  Comprehensive Income

     United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130. Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources. Components of comprehensive income include items such as net earnings (loss), changes in the fair value of investments not held for trading, minimum pension liability adjustments, derivative instruments and certain foreign currency translation gains and losses. Under Canadian GAAP, there is no comprehensive income.

(c)  Accumulated unfunded pension liability

     Under U.S. GAAP, the Company recognizes an additional minimum pension liability charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation ("ABO") exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement. Canadian GAAP does not require the recognition of an additional minimum liability.

(d)  Maintenance shutdown accrual

     Under U.S. GAAP, the Company accrues for scheduled annual maintenance shutdowns. Canadian GAAP does not allow this accounting practice.

The following table indicates the cumulative effect of the above adjustments on balance sheet accounts, displaying results under Canadian GAAP and U.S. GAAP:

                                                    CANADIAN GAAP            UNITED STATES GAAP
                                               ------------------------   ------------------------
                                               MARCH 31,   DECEMBER 31,   MARCH 31,   DECEMBER 31,
                                                  2005         2004          2005         2004
                                               ---------   ------------   ---------   ------------
                                                   $             $            $            $
ASSETS
Current asset                                  1,523,437     1,456,683    1,403,172     1,339,693
Property, plant & equipment                    1,038,519     1,036,840      922,628       919,862
Goodwill                                         122,716       122,716      122,716       122,716
Other assets                                      18,558        18,662      200,749       199,752

LIABILITIES
Current liabilities (excluding indebtedness)     502,274       502,191      477,285       479,005
Current portion of long-term debt                  2,186         4,713        2,117         4,644
Long-term debt                                   434,323       434,532      432,629       432,823
Other long-term liabilities                      249,719       250,781      262,547       262,009
Deferred income taxes                             56,091        55,682       38,765        38,778

SHAREHOLDERS' EQUITY
Invested capital                               1,009,509     1,008,511    1,009,509     1,008,511
Retained earnings                                391,736       318,770      384,342       311,853
Cumulative translation adjustment                 57,392        59,721           --            --
Other comprehensive income (b)                        --            --       42,071        44,400

Changes in shareholders' equity under Canadian GAAP were as follows:

                                                              THREE MONTHS ENDED
                                                      --------------------------------
                                                      MARCH 31. 2005    MARCH 31. 2004
                                                      --------------    --------------
                                                             $                 $
Shareholders' equity at beginning of year                1,387,002           548,156
Net earnings                                                79,050            22,184
Employee stock options                                         998               195
Dividends                                                   (6,083)               --
Foreign currency translation adjustment                     (2,330)              815
                                                        ----------        ----------
Shareholders' equity at end of period                    1,458,637           571,350
                                                        ==========        ==========

The difference in consolidated shareholders' equity may be reconciled as follows:


                                                                 THREE MONTHS ENDED
                                                           ------------------------------
                                                           MARCH 31, 2005  MARCH 31, 2004
                                                           --------------  --------------
                                                                 $                $
Shareholders' equity based on U.S. GAAP                      1,435,922        556,123

Adjust purchase price                                            4,887          3,728

Maintenance shutdown accrual(d)                                  2,507             --

Accumulated unfunded pension(c)                                 15,321         11,499
                                                             ---------        -------
Cumulative increase in net earnings under Canadian GAAP         22,715         15,227
                                                             ---------        -------
Shareholders' equity based on Canadian GAAP                  1,458,637        571,350
                                                             =========        =======


There are no significant differences with respect to the consolidated statement of cash flows between U.S. GAAP and Canadian GAAP.


NOTE 14 -- FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS

Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of March 31, 2005 and December 31, 2004 and for the three months ended March 31, 2005 and March 31, 2004 is disclosed to comply with the reporting requirements of the Company's Subsidiary Guarantors. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company which have fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company, and non wholly-owned subsidiaries like AmeriSteel Bright Bar, which have not fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. Consolidating financial information follows:

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
MARCH 31, 2005
(US$ IN THOUSANDS)


                                                               GERDAU
                                                             AMERISTEEL                        NON-
ASSETS                                           GUSAP       CORPORATION    GUARANTORS      GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                              -----------    -----------    -----------    -----------   ------------   ------------
CURRENT ASSETS
  Cash and cash equivalents                   $        --    $    13,566    $    88,443    $       816    $        --    $   102,825
  Restricted cash and cash equivalents                 --             --            465             --             --            465
  Short-term investments                               --             --         38,150             --             --         38,150
  Accounts receivable, net                             --         59,349        365,446          2,870             --        427,665
  Inventories                                          --        117,968        686,591          3,105             --        807,664
  Deferred tax assets                                  --             --          8,754             --             --          8,754
  Other current assets                                 --          4,390         13,194             65             --         17,649
                                              -----------    -----------    -----------    -----------    -----------    -----------
TOTAL CURRENT ASSETS                                   --        195,273      1,201,043          6,856             --      1,403,172
INVESTMENT IN SUBSIDIARIES                        445,946        794,802        232,122          4,400     (1,298,230)       179,040
PROPERTY, PLANT AND EQUIPMENT                          --        191,743        727,765          3,120             --        922,628
GOODWILL                                               --             --        118,029          4,687             --        122,716
DEFERRED FINANCING COSTS                            9,192            101          3,642             33             --         12,968
DEFERRED TAX ASSETS                                    --         21,304        (13,005)            --             --          8,299
OTHER ASSETS                                           --            (21)           463             --             --            442
                                              -----------    -----------    -----------    -----------    -----------    -----------
TOTAL ASSETS                                  $   455,138    $ 1,203,202    $ 2,270,059    $    19,096    $(1,298,230)   $ 2,649,265
                                              ===========    ===========    ===========    ===========    ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                            $        --    $    55,880    $   265,995    $       352    $        --    $   322,227
  Intercompany                                        689       (400,004)       388,144       (125,197)       136,368             --
  Accrued salaries, wages and employee
     benefits                                          --          5,945         50,059              3             --         56,007
  Accrued Interest                                  8,754          2,849            370             --             --         11,973
  Other current liabilities                          (248)        10,886         75,351          1,089             --         87,078
  Current portion of long-term borrowings              --            106          1,564            447             --          2,117
                                              -----------    -----------    -----------    -----------    -----------    -----------
TOTAL CURRENT LIABILITIES                           9,195       (324,338)       781,483       (123,306)       136,368        479,402
LONG-TERM BORROWINGS                              398,179            386         31,884          2,180             --        432,629
CONVERTIBLE DEBENTURE                                  --         87,704             --             --             --         87,704
RELATED PARTY BORROWINGS                            4,385         96,318         33,246          2,416       (136,365)            --
ACCRUED BENEFIT OBLIGATION                             --         58,322         52,171             --             --        110,493
OTHER LIABILITIES                                      --          2,122         62,228             --             --         64,350
DEFERRED TAX LIABILITIES                               --             --         37,850            915             --         38,765
                                              -----------    -----------    -----------    -----------    -----------    -----------
TOTAL LIABILITIES                                 411,759        (79,486)       998,862       (117,795)             3      1,213,343
SHAREHOLDERS' EQUITY
  Capital Stock                                    61,109      1,258,987      1,047,132         34,841     (1,392,560)     1,009,509
  Retained earnings                                (8,099)        64,145        228,347        127,713        (27,764)       384,342
  Accumulated other comprehensive income           (9,631)       (40,444)        (4,282)       (25,663)       122,091         42,071
                                              -----------    -----------    -----------    -----------    -----------    -----------
TOTAL SHAREHOLDERS' EQUITY                         43,379      1,282,688      1,271,197        136,891     (1,298,233)     1,435,922
                                              -----------    -----------    -----------    -----------    -----------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    $   455,138    $ 1,203,202    $ 2,270,059    $    19,096    $(1,298,230)   $ 2,649,265
                                              ===========    ===========    ===========    ===========    ===========    ===========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2004
(US$ IN THOUSANDS)


                                                               GERDAU
                                                              AMERISTEEL                      NON-
ASSETS                                           GUSAP       CORPORATION     GUARANTORS     GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                              -----------    -----------    -----------    -----------   ------------   ------------
CURRENT ASSETS
  Cash and cash equivalents                   $        --    $    51,212    $    36,020    $       900    $        --    $    88,132
  Restricted cash and cash equivalents                 --             --            465             --             --            465
  Accounts receivable, net                             --         65,972        292,766          1,641             --        360,379
  Inventories                                          --        128,942        721,036          3,177             --        853,155
  Deferred tax assets                                  --             --          8,754             --             --          8,754
  Other current assets                                 --          2,453         26,286             69             --         28,808
                                              -----------    -----------    -----------    -----------    -----------    -----------
TOTAL CURRENT ASSETS                                   --        248,579      1,085,327          5,787             --      1,339,693
INVESTMENT IN SUBSIDIARIES                        445,946        768,071        230,954          8,786     (1,275,962)       177,795
PROPERTY, PLANT AND EQUIPMENT                          --        192,887        723,805          3,170             --        919,862
GOODWILL                                               --             --        118,029          4,687             --        122,716
DEFERRED FINANCING COSTS                            9,557            109          3,916             34             --         13,616
DEFERRED TAX ASSETS                                    --         21,570        (13,336)            --             --          8,234
OTHER ASSETS                                           --            (21)           128             --             --            107
                                              -----------    -----------    -----------    -----------    -----------    -----------
TOTAL ASSETS                                  $   455,503    $ 1,231,195    $ 2,148,823    $    22,464    $(1,275,962)   $ 2,582,023
                                              ===========    ===========    ===========    ===========    ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                            $        --    $    75,200    $   219,513    $       288    $        --    $   295,001
  Intercompany                                      5,076       (315,055)       433,695       (123,716)            --             --
  Accrued salaries, wages and employee
     benefits                                          --          6,465         49,961              2             --         56,428
  Accrued Interest                                 19,259          1,177            635             --             --         21,071
  Other current liabilities                          (447)         9,687         44,582            893             --         54,715
  Acquisition liability                                --             --         51,790             --             --         51,790
  Current portion of long-term borrowings              --            104          4,092            448             --          4,644
                                              -----------    -----------    -----------    -----------    -----------    -----------
TOTAL CURRENT LIABILITIES                          23,888       (222,422)       804,268       (122,085)            --        483,649
LONG-TERM BORROWINGS                              397,986          1,518         31,032          2,287             --        432,823
CONVERTIBLE DEBENTURE                                  --         86,510             --             --             --         86,510
RELATED PARTY BORROWINGS                               --         11,702        (11,702)            --             --             --
ACCRUED BENEFIT OBLIGATION                             --         59,393         47,781             --             --        107,174
OTHER LIABILITIES                                      --          1,062         67,263             --             --         68,325
DEFERRED TAX LIABILITIES                               --             --         37,850            928             --         38,778
                                              -----------    -----------    -----------    -----------    -----------    -----------
TOTAL LIABILITIES                                 421,874        (62,237)       976,492       (118,870)            --      1,217,259
SHAREHOLDERS' EQUITY
  Capital Stock                                    61,109      1,264,920      1,020,001         30,471     (1,367,990)     1,008,511
  Retained earnings (accumulated deficit)         (17,849)        54,899        154,982        116,325          3,496        311,853
  Accumulated other comprehensive income           (9,631)       (26,387)        (2,652)        (5,462)        88,532         44,400
                                              -----------    -----------    -----------    -----------    -----------    -----------
TOTAL SHAREHOLDERS' EQUITY                         33,629      1,293,432      1,172,331        141,334     (1,275,962)     1,364,764
                                              -----------    -----------    -----------    -----------    -----------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    $   455,503    $ 1,231,195    $ 2,148,823    $    22,464    $(1,275,962)   $ 2,582,023
                                              ===========    ===========    ===========    ===========    ===========    ===========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2005
(US$ IN THOUSANDS)



                                                                             GERDAU
                                                                            AMERISTEEL                      NON-
OPERATING ACTIVITIES                                           GUSAP       CORPORATION    GUARANTORS     GUARANTORS     CONSOLIDATED
                                                             ---------     ----------     ----------     ----------     ------------
Net income                                                   $   9,749      $   1,150      $  67,452      $     221      $  78,572
Adjustment to reconcile net income to net cash (used in)
provided by operating activities:
  Depreciation                                                      --          5,518         19,954             50         25,522
  Amortization                                                     365              8            273              1            647
  Deferred income taxes                                             --           (161)           247             --             86
  Income from Joint Ventures                                        --             --        (31,678)            --        (31,678)
  Distributions from Joint Ventures                                 --             --         30,403             --         30,403
Changes in operating assets and liabilities, net of
acquisitions:
  Accounts receivable                                               --          6,257        (72,694)        (1,224)       (67,661)
  Inventories                                                       --         10,178         33,990             72         44,240
  Other assets                                                      --         (1,913)        10,080             --          8,167
  Liabilities                                                  (10,307)       (18,025)        78,818            947         51,433
                                                             ---------      ---------      ---------      ---------      ---------
NET CASH (USED IN) PROVIDED BY OPERATING
ACTIVITIES                                                        (193)         3,012        136,845             67        139,731
INVESTING ACTIVITIES
  Investments                                                       --        (30,377)        30,419            (42)            --
  Additions to property, plant and equipment                        --         (5,141)       (24,097)            --        (29,238)
  Acquisitions                                                      --             --        (49,654)            --        (49,654)
  Purchase of short-term investments                                --             --        (38,150)            --        (38,150)
                                                             ---------      ---------      ---------      ---------      ---------
NET CASH USED IN INVESTING ACTIVITIES                               --        (35,518)       (81,482)           (42)      (117,042)
FINANCING ACTIVITIES

  Payments on term loans                                           193          1,600         (2,940)          (109)        (1,256)
  Proceeds from issuance of employee stock purchases                --            998             --             --            998
  Cash dividends                                                    --         (6,083)            --             --         (6,083)
                                                             ---------      ---------      ---------      ---------      ---------
NET CASH PROVIDED BY (USED IN) FINANCING
ACTIVITIES                                                         193         (3,485)        (2,940)          (109)        (6,341)
  Effect of exchange rate changes                                   --         (1,655)            --             --         (1,655)
(DECREASE) INCREASE IN CASH AND CASH
EQUIVALENTS                                                         --        (37,646)        52,423            (84)        14,693
CASH AND CASH EQUIVALENTS AT BEGINNING OF
PERIOD                                                              --         51,212         36,020            900         88,132
                                                             ---------      ---------      ---------      ---------      ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                   $      --      $  13,566      $  88,443      $     816      $ 102,825
                                                             =========      =========      =========      =========      =========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2004
(US$ IN THOUSANDS)


                                                                                  GERDAU
                                                                                 AMERISTEEL                    NON-
OPERATING ACTIVITIES                                                  GUSAP     CORPORATION   GUARANTORS   GUARANTORS  CONSOLIDATED
                                                                     --------   -----------   ----------   ----------  ------------
Net income                                                           $ 11,879     $  2,300     $  7,044     $    282     $ 21,505
Adjustment to reconcile net income to net cash (used in)
provided by operating activities:
  Depreciation                                                             --        4,297       14,566           51       18,914
  Amortization                                                            364           --          257            1          622
  Deferred income taxes                                                    --        1,276        2,826           39        4,141
  Income from Joint Ventures                                               --           --       (9,511)          --       (9,511)
  Distributions from Joint Ventures                                        --           --        1,799           --        1,799
Changes in operating assets and liabilities, net of acquisitions:
  Accounts receivable                                                      --      (29,162)     (59,213)        (910)     (89,285)
  Inventories                                                              --      (12,733)     (23,726)          93      (36,366)
  Other assets                                                             --       (1,702)         652           (2)      (1,052)
  Liabilities                                                         (12,418)      12,635       72,921          520       73,658
                                                                     --------     --------     --------     --------     --------
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES                      (175)     (23,089)       7,615           74      (15,575)
INVESTING ACTIVITIES
  Additions to property, plant and equipment                               --       (1,344)      (9,846)         (22)     (11,212)
  Acquisition                                                              --           --      (11,127)          --      (11,127)
                                                                     --------     --------     --------     --------     --------
NET CASH USED IN INVESTING ACTIVITIES                                      --       (1,344)     (20,973)         (22)     (22,339)
FINANCING ACTIVITIES
  Proceeds from issuance of new debt                                       --           --       25,000           --       25,000
  Payments on term loans                                                   --           --         (304)          --         (304)
  Senior Secured Credit Facility borrowings                               175       22,520        8,851         (111)      31,435
  Senior Secured Credit Facility payments                                  --           --      (11,928)          --      (11,928)
  Proceeds from issuance of employee stock options                         --           --          195           --          195
                                                                     --------     --------     --------     --------     --------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                       175       22,520       21,814         (111)      44,398
  Effect of exchange rate changes                                          --         (146)          --           --         (146)
                                                                     --------     --------     --------     --------     --------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                           --       (2,059)       8,456          (59)       6,338
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                           --        3,033        5,813        1,104        9,950
                                                                     --------     --------     --------     --------     --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                           $     --     $    974     $ 14,269     $  1,045     $ 16,288
                                                                     ========     ========     ========     ========     ========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
THREE MONTHS ENDED MARCH 31, 2005
(US$ IN THOUSANDS)


                                                                    GERDAU
                                                                  AMERISTEEL                           NON-
                                                   GUSAP         CORPORATION       GUARANTORS       GUARANTORS     CONSOLIDATED
                                                -----------      -----------      -----------      -----------     -----------
NET SALES                                       $        --      $   145,488      $   850,302      $     6,748     $ 1,002,538

OPERATING EXPENSES
  Cost of sales                                          --          133,225          717,939            5,850         857,014
  Selling and administrative                             --            3,591           22,152              335          26,078
  Depreciation                                           --            5,518           19,954               50          25,522
  Other operating income                                 --             (278)            (330)              --            (608)
                                                -----------      -----------      -----------      -----------     -----------
                                                         --          142,056          759,715            6,235         908,006

INCOME FROM OPERATIONS                                   --            3,432           90,587              513          94,532

EARNINGS FROM JOINT VENTURES                             --               --           31,678               --          31,678
                                                -----------      -----------      -----------      -----------     -----------
INCOME BEFORE OTHER EXPENSES & INCOME TAXES              --            3,432          122,265              513         126,210

OTHER EXPENSES
  Interest expense (income)                          10,698            2,551           (1,824)              31          11,456
  Foreign exchange (gain) loss                           (2)            (270)            (816)               3          (1,085)
  Amortization of deferred financing costs              365                8              273                1             647
                                                -----------      -----------      -----------      -----------     -----------
                                                     11,061            2,289           (2,367)              35          11,018

(LOSS) INCOME BEFORE INCOME TAXES & STOCK
DIVIDENDS                                           (11,061)           1,143          124,632              478         115,192

INCOME TAX EXPENSE (BENEFIT)                            199               (7)          36,171              257          36,620
                                                -----------      -----------      -----------      -----------     -----------
(LOSS) INCOME BEFORE DIVIDEND INCOME                (11,260)           1,150           88,461              221          78,572

DIVIDEND INCOME                                     (21,009)              --           21,009               --              --
                                                -----------      -----------      -----------      -----------     -----------
NET INCOME                                      $     9,749      $     1,150      $    67,452      $       221     $    78,572
                                                ===========      ===========      ===========      ===========     ===========



GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
THREE MONTHS ENDED MARCH 31, 2004
(US$ IN THOUSANDS)


                                                                 GERDAU
                                                               AMERISTEEL                      NON-
                                                  GUSAP       CORPORATION    GUARANTORS     GUARANTORS     CONSOLIDATED
                                                ---------     -----------    ----------     ----------     ------------
NET SALES                                       $      --      $ 133,496      $ 480,664      $   4,793      $ 618,953

OPERATING EXPENSES
  Cost of sales                                        --        117,432        419,769          4,056        541,257
  Selling and administrative                           --          2,433         18,375            232         21,040
  Depreciation                                         --          4,297         14,566             51         18,914
  Other operating expense income                       --             (3)          (958)            --           (961)
                                                ---------      ---------      ---------      ---------      ---------
                                                       --        124,159        451,752          4,339        580,250

INCOME FROM OPERATIONS                                 --          9,337         28,912            454         38,703

EARNINGS FROM JOINT VENTURES                           --             --          9,511             --          9,511
                                                ---------      ---------      ---------      ---------      ---------
INCOME BEFORE OTHER EXPENSES & INCOME TAXES            --          9,337         38,423            454         48,214

OTHER EXPENSES
  Interest                                         10,679          3,516          3,796             29         18,020
  Foreign exchange (gain) loss                         (5)           297             --            (35)           257
  Amortization of deferred financing costs            364             --            257              1            622
                                                ---------      ---------      ---------      ---------      ---------
                                                   11,038          3,813          4,053             (5)        18,899

(LOSS) INCOME BEFORE INCOME TAXES & STOCK
DIVIDENDS                                         (11,038)         5,524         34,370            459         29,315

INCOME TAX EXPENSE                                    193          1,425          6,015            177          7,810
                                                ---------      ---------      ---------      ---------      ---------

(LOSS) INCOME BEFORE DIVIDEND INCOME              (11,231)         4,099         28,355            282         21,505

DIVIDEND INCOME                                    23,110         (1,799)       (21,311)            --             --
                                                ---------      ---------      ---------      ---------      ---------

NET INCOME                                      $  11,879      $   2,300      $   7,044      $     282      $  21,505
                                                =========      =========      =========      =========      =========

Corporate Information


LISTING OF SECURITIES

Common Shares:
New York Stock Exchange - (GNA)
Toronto Stock Exchange - (GNA.TO)
Convertible Debentures:
Toronto Stock Exchange - (GNADB.TO)

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
Mellon Investor Services LLC
Toronto: (416) 643.5500
U.S. and Outside Toronto.: (800) 387.0825

FINANCIAL CALENDAR

Fiscal year end: December 31

INVESTOR INFORMATION

Shareholders or other interested parties seeking assistance or information about the Company are invited to contact Tom Landa, Vice President and Chief Financial Officer at the Executive Offices or via email: IR@gerdauameristeel.com

Web site: www.gerdauameristeel.com

GERDAU AMERISTEEL CORPORATION
Executive Office
4221 W. Boy Scout Blvd., Suite 600
Tampa, FL 33607
Phone: (813) 286.8383
www.gerdauameristeel.com

Gerdau AmeriSteel - Investor Relations
Phone: (813) 207.2300
Fax: (913) 207-2328
ir@gerdauameristeel.com

GERDAU
Av. Farrapos, 1811 - 90220-005
Porto Alegre - RS - Brasil
Phone: +55 (51) 3323.2000
www.gerdau.com.br

Gerdau - Investor Relations
Phone: +55 (51) 3323.2703
Fax: +55 (51) 3323.2281
inform@gerdau.com.br


www.gerdauameristeel.com


[GERDAU AMERISTEEL LOGO]